Exhibit 99.1


                                 (TRANSLATION)

                                                               January 12, 2007


                                    Company Name: NEC Corporation
                                    Representative: Kaoru Yano, President
                                    (Code number: 6701
                                        1st section of Tokyo Stock Exchange)
                                    Contact:   Corporate Communications Division
                                               +81-3-3798-6511

                TOKYO STOCK EXCHANGE REQUESTS IMPROVEMENT REPORT

           Today, NEC Corporation ("NEC") received a request from the Tokyo Stock Exchange (the "TSE") to submit an "Improvement Report" as required by the "Rules on Timely Disclosure of Corporate Information by Issuer of Listed Security and the Like" of the TSE (the "Rules").

           NEC is working diligently to respond to this request as promptly as possible.

Reason for the TSE's request

           In connection with NEC's announcement, dated December 22, 2006, of corrections to financial results for the semiannual period ended September 30, 2006, prepared based on the accounting principles generally accepted in Japan, the TSE found a high degree of necessity for NEC to improve its corporate disclosure. Accordingly, the TSE has requested NEC to submit a report containing statements on the circumstances of the December 22 announcement and measures for improving its disclosure pursuant to the provisions of item 1 of Rule 22 of the Rules.

                                      ***

CAUTIONARY STATEMENTS:

This material contains forward-looking statements pertaining to strategies, financial targets, technology, products and services, and business performance of NEC Corporation and its consolidated subsidiaries (collectively "NEC"). Written forward-looking statements may appear in other documents that NEC files with stock exchanges or regulatory authorities, such as the U.S. Securities and Exchange Commission, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains, and other applicable laws may contain, a safe-harbor for forward-looking statements, on which NEC relies in making these disclosures. Some of the forward-looking statements can be identified by the use of forward-looking words

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such as "believes," "expects," "may," "will," "should," "seeks," "intends,"
"plans," "estimates," "aims," or "anticipates," or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, beliefs, plans, targets, or intentions. Forward-looking statements necessarily depend on currently available assumptions, data, or methods that may be incorrect or imprecise and NEC may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect NEC's analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include (i) global economic conditions and general economic conditions in NEC's markets, (ii) fluctuating demand for, and competitive pricing pressure on, NEC's products and services,
(iii) NEC's ability to continue to win acceptance of NEC's products and services in highly competitive markets, (iv) NEC's ability to expand into foreign markets, such as China, (v) regulatory change and uncertainty and potential legal liability relating to NEC's business and operations, (vi) NEC's ability to restructure, or otherwise adjust, its operations to reflect changing market conditions, and (vii) movement of currency exchange rates, particularly the rate between the yen and the U.S. dollar. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. NEC does not undertake any obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise.



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